

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2017

Mr. Steven J. Williams
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064

> **Re: Automatic Data Processing, Inc.**
> **Definitive Additional Materials on Schedule 14A**
> **Filed October 17 and 19, 2017**
> **File No. 001-05397**

Dear Mr. Williams:

We have reviewed your letter dated October 31, 2017 responding to our comment letter dated October 20, 2017 related to the filings above and have the following additional comment.

1.   We note your response to prior comment 3 and your subsequent soliciting materials that reference expected operational margin expansion of 500 basis points over the next three years. Please clarify how operational margins differ from net operational margins and provide the reconciliation required by Regulation G and Item 10(e) of Regulation S-K in the next filing you make in connection with this solicitation.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3589 if you have any questions.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions